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Reply Attention of Direct Tel. Mail Address Our File No.	Konrad Malik 604-648-1671 kmalik@wlmlaw.ca 1123-1

April 8, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-4631

Attention:  Kevin Stertzel, Esq.

Dear Sirs:

Re:
China Runji Cement Inc.
Form 10-K/A for the Fiscal Year Ended August 31, 2010
Filed February 25, 2011
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
File January 14, 2011
Response Letter Dated February 25, 2011
File No. 0-51755

We are the solicitors for the Company.  We refer to your letter of March 14, 2011 addressed to the Company with your comments on the Company's Form 10-K/A for the fiscal year ended August 31, 2010, Form 10-Q for the fiscal quarter ended November 30, 2010 and response letter dated February 25, 2011.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K/A Filed on February 25, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.
We note your response to comment four in our letter dated January 18, 2011; however, we reissue the comment.  In future filings, please expand your disclosure to more fully discuss and analyze the factors that led to the changes in various line items from period-to-period.  For example, in your discussion of revenues, it would be helpful for investors if you discussed in more detail, providing quantification where possible, how your competition in Anhui Province contributed to your 10 percent revenue decrease for the year ended August 31, 2010.

Response:  The Company confirms that it will expand its disclosure to more fully discuss and analyze the factors that led to the changes in various line items from period-to-period in future filings.

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Liquidity and Capital Resources, page 20

2.
We note your response to comment five in our letter dated January 18, 2011; however, we reissue the comment.  In future filings, please discuss all known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  See Item 303(a)(1) of Regulation S-K.  For example, we note on page 12 of your From 10-K/A that the company anticipates that it will need approximately $30 million to implement its business plan and meet its capital expenditure requirements over the next three years and that the company currently does not have any arrangements for additional financing.  We further note on page 21 of your Form 10-K/A that you have approximately $10.6 million due to related parties.  We would expect to see a discussion of these issues and similar ones in your Liquidity section.  In addition, you should provide an analysis of your current sources of liquidity as well as those you reasonably anticipate using in the future.  For example, you might wish to address whether you expect to continue to utilize loans from related parties as a source of liquidity.  You should address the extent to which management believes that your current sources are and will continue to be adequate for your short-term and long-term needs and, if they might be inadequate, what plans, if any, does management have to address your liquidity needs.

Response:  The Company confirms that it will discuss all known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in its liquidity increasing or decreasing in any material way in future filings.

Controls and Procedures, page 41

Management's Report on Internal Control Over Financial Reporting, page 41

3.
We note your response to comment 13 in our letter dated January 18, 2011; however, we reissue the comment in part.  In future filings, please disclose how long you believe the material weakness has existed.

Response:  The Company confirms that, in future filings, it will disclose how long it believes the material weakness has existed.

Directors, Executive Officers and Corporate Governance, page 41

4.
We note your response to comment 15 in our letter dated January 18, 2011; however, we reissue the comment.  Please note that Item 401(e) requires disclosure regarding the specific experience, qualifications, attributes or skills that led the company to conclude that each director should serve as a director of the company at the time that the disclosure is made, in light of your business and structure.  If material, this disclosure should cover more than past five years, including information about the person's particular areas of expertise or other relevant qualifications.  This disclosure should be provided in addition to the biographical information.  See Item 401(e) of Regulation S-K.

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Response:  The Company has amended the disclosure in this section of the Form 10-K/A #2 filed concurrently with this response.

Financial Statements

Intangible Assets, page 27

5.
It appears based on the reports you have furnished to our mining engineers, that your limestone deposit has not been demonstrated to contain either mineral reserves or resources.  Please note the "Engineering Comment" below.  As such, please explain why you believe your capitalized mineral rights and mine related costs are recoverable.  If you continue to believe these costs should remain capitalized and are recoverable, please provide us with a copy of any impairment analysis in support of your conclusions.

Response:  None of expenses capitalized by the Company related to ‘mine development costs’.  The majority of the expenses enumerated in Note 8 of the financial statements included in the Form 10-K for the period ended August 31, 2010 were associated with payments made to the Chinese government for land use rights to the property which holds the Company’s limestone mine.  The remainder of the enumerated expenses was associated with payments to various municipalities for the use of resources from their geographical locations.

The Company will undertake, in future filings, to re-characterize the enumerated expenditures in Note 8 to clarify the nature of such expenditures.

Form 10-Q For the Fiscal Period Ended November 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Forward Looking Statements, page 12

6.
We note your reference to Section 21E of the Securities Exchange Act of 1934.  Please note that the statutory safe harbor provision for forward-looking statements does not apply to statements made with respect to the business or operations of a penny stock issuer.  Since it appears that you are a penny stock issuer, please revise to eliminate this reference in future Exchange Act filings.

Response:  The Company confirms that it will eliminate the reference to Section 21E of the Securities Exchange Act of 1934 in future filings.

Controls and Procedures, page 15

Changes in Internal Control over Financial Reporting, page 15

7.
As we noted in comment 14 in our letter dated January 18, 2011, it is inappropriate to state that there were no changes other than those noted elsewhere.  If there were changes in your internal control over financial reporting for purposes of Item 308(c) of Regulation S-K, please disclose that there were changes and describe the changes but do not also state, in any fashion, that there were no changes.

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Response:  The Company has revised the disclosure on changes in its internal controls in the 10-K/A #2 filed concurrently with this response to eliminate the disclosure relating to the final calendar quarter of 2010 and only provide disclosure, as required, on the final fiscal quarter of 2010.  Additionally, the Company confirms that it will comply with this comment in all future filings.

Signatures

8.
Please have future quarterly reports on Form 10-Q signed by a duly authorized officer and by your principal financial or chief accounting officer.  In this regard, we note that your principal financial or chief accounting officer does not appear to have signed your quarterly report on Form 10-Q for the fiscal period ended November 30, 2010.  Please refer to General Instruction G of Form 10-Q.

Response:  The Company confirms that it will ensure that future 10-Q filings are signed by a duly authorized officer and by our principal financial or chief accounting officer.

Exhibits 31.1 and 31.2 – Section 302 Certifications

9.
We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Response:  The Company confirms that future filings will be amended so that the identification of the certifying individual at the beginning of the certification does not include the individual's title.

Engineering Comments

10.
We note your response to comments 23 and 24 concerning your disclosure of proven and probable reserves which is found on page 4.  You disclosed measured and concluded reserves, not proven and/or probable reserves, which are the only classifications of reserves allowed under Industry Guide 7.  A review of your geological report indicates the materials you are reporting are classified as types 332 and 333 material under the PRC Mineral Code titled Classification of Resources/Reserves for Solid Fuels and Mineral Commodities (GB/T 17766-1999).

Based on the 1999 reporting code these minerals are labeled using a 3-digit code defining economics, the level of technical study and the geologic confidence of the deposit.  The first digit reflects economic viability, the second the feasibility assessment stage, and the third geologic confidence.  Your materials are labeled as 332 or 333 which are intrinsically economic (3) on the low end of the scale from economic (1) and/or marginal/sub-economic materials (2M or 2S).  These materials are further defined by a scoping level study (3), not a feasibility study (1) or pre-feasibility study (2), and have a geologic confidence as indicated (2) or inferred (3), and not measured (1).  Based on these descriptions your materials classified as 332 and 333 are not proven and/or probable reserves.  Please remove all reserve disclosure from your filing.  However, you may disclose quantity (tonnage) and quality (grade) estimates for a "non-reserve limestone deposit," which refers to limestone that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples.

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In this instance, you would need to disclose that such a deposit would not qualify as a reserve under Industry Guide 7, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility.  Generally, a "non-reserve limestone deposit" will be reported as an "in-place" grade and tonnage.  Estimates of contained salable products in the "non-reserve limestone deposit" should not be reported as these statements can be confused with reserves.  Note that "non-reserve limestone deposit" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.  Please do the following:

•	Remove the terms "concluded resources," "indicated resources," "inferred resources" and the associated estimates from your filing.

•	If the quantities associates with the above terms meet the requirements of a "non-reserve limestone deposit", disclose the estimates as "non-reserve limestone deposit."

•	Please do not disclose estimates based on geologic inference, such as "inferred" or "possible" resources in any tabulation.

Response:  The Company has amended its 10-K/A #2, filed concurrently with this response, to remove the requested disclosure.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ Konrad Malik

Konrad Malik